Silver Elephant Announces the Sale of up to 800,000 Tonnes
of Paca's Silver Oxide Materials to Andean Precious Metals Corp.

Vancouver, British Columbia, September 12, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2) is pleased to announce the Company's Bolivian subsidiaries ("Silver Elephant Subsidiaries") have entered into an exclusive sales and purchase agreement ("the SPA") for the sale of up to 800,000 tonnes of silver-bearing oxide materials (the "Products") from the Company's Paca project located in Potosi department, Bolivia (the "Paca Project") to Andean Precious Metals Corp.'s ("Andean") (TSX-V: APM) (OTCQX: ANPMF) Bolivian subsidiary ("Andean Subsidiary").

Pursuant to the SPA, the Andean Subsidiary will purchase the Products to be delivered to Andean Subsidiary's plant (the "Facility") in Potosi, which is approximately 191 km from the Paca Project. Andean Subsidiary will reimburse Silver Elephant Subsidiaries certain operating expenses and other expenses under the SPA, which will expire on the earlier of January 31, 2029, or when a total of 800,000 tonnes of Products have been delivered to the Facility ("the Term").

Silver Elephant's CEO John Lee comments: "Andean is Silver Elephant's ideal partner given Paca oxide's high silver recovery at Andean's commercial oxide facility, and Andean's financial strength. The proposed transaction will create jobs in the Pulacayo area and in the local indigenous Ayllu and deliver substantial royalty revenues to the Bolivian government. Sulphide extraction at Paca is planned after the initial oxide layer is removed."

The Paca project hosts an indicated resource of 6.5 million oz of silver (1,095,000 tonnes grading 185 g/t Ag) in oxide form near surface estimated by Mercator in a NI43-101 technical report dated October 20, 2020.

Paca	Zone	Category	Tonnes	Ag g/t	Ag Moz	AgEq
Phase 1	Oxide (In-pit)	Indicated	1,095,000	185	6.5
		Inferred	345,000	131	1.5
Phase 2	Sulfide (In-pit)	Indicated	20,595,000	46	30.5	106
		Inferred	3,050,000	46	4.5	94

Separately, the Company has entered into a Master Services Agreement (the "MSA") with Andean to provide its expertise in mining operations, community relations, logistics and access to all its technical and geological information for Paca. In exchange, Andean will pay Silver Elephant an aggregate of US$5,000,000 (the "Cash Consideration") as follows:

(i)  Non-refundable US$1,200,000 in cash on signing of the MSA;

(ii)  Non-refundable US$1,800,000 in cash by January 31, 2024

(iii)  Non-refundable US$1,500,000 in cash before January 31, 2025; and

(iv)  Non-refundable US$500,000 in cash by January 31, 2026.

In addition to the Cash Consideration, if the London Bullion Market Association silver spot price averages over (the "Additional Consideration"):

(i) US$28/oz in any given 260 trading day-interval during the Term, then Andean will pay Silver Elephant a one-time payment of US$1,000,000 in cash; and

(ii) US$32/oz in any given 150 trading day-interval during the Term, then Andean shall pay Silver Elephant a one-time payment of US$1,000,000 in cash.

Once either of the above payment is made, the applicable trading day-interval resets to zero for the other remaining Additional Consideration.

Andean may early terminate the SPA and MSA before the end of the Term by not making scheduled Cash Consideration.

The Paca project is part of the Company's Pulacayo project with a total indicated resource of 106.7 million oz silver, 1.4 billion pounds of zinc and 690 million pounds of lead published in the October-2020 Mercator report. Silver Elephant and its subsidiaries have spent over $35 million on Pulacayo and Paca, which is considered to be an advanced mining project with over 96,000 meters of drilling, and a historic feasibility study.

A subsidiary of Silver Elephant entered into a Mining Production Contract ("MPC") with Corporación Minera de Bolivia ("COMIBOL"), a branch of the Bolivian Ministry of Mining and Metallurgy on October 3, 2019. The MPC grants this subsidiary the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years.

The Pulacayo Project is at the center of a thriving Bolivia silver mining district and is within 250 km driving distance to the San Cristobal mine, the Cerro Rico mine, Pan American's San Vicente mine, Eloro's Iska Iska project, and New Pacific's Silver Sands project.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Bill Pincus, who is an independent consultant of the Company. Bill Pincus is a qualified person as defined by the guidelines of NI 43-101.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information is generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "could", "estimates", "expects", "forecasts", "projects" and similar expressions, and the negative of such expressions. Forward-looking information in this news release may include statements about the future purchase of Products by the Andean and its subsidiaries, the receipt of permits and approval at the Paca Project, the development of a mining plan for the Paca Project, and the receipt of proceeds under the Agreement.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information, and there is no guarantee that the Transaction will yield positive results for the Company. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.